SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               -------------------

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 2)*

                       WINDSWEPT ENVIRONMENTAL GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          COMMON STOCK $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   973812 10 0
                                 --------------
                                 (CUSIP Number)

                                Michael O'Reilly
                       Windswept Environmental Group, Inc.
                             100 Sweeneydale Avenue
                            Bay Shore, New York 11706
                                 (631) 434-1300

                                    Copy to:
                              Neil M. Kaufman, Esq.
                          Davidoff Malito & Hutcher LLP
                        200 Garden City Plaza, Suite 315
                           Garden City, New York 11530
                            Telephone: (516) 248-6400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------                                --------------------------
CUSIP No. 973812 10 0                                    Page 3 of 10 Pages
----------------------                                --------------------------

--------------------------------------------------------------------------------
1        |   NAME OF REPORTING PERSON
         |   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         |
         |   Michael O'Reilly
         |
--------------------------------------------------------------------------------
         |
2        |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
         |                                                         (b) |X|
--------------------------------------------------------------------------------
3        |   SEC USE ONLY
         |
--------------------------------------------------------------------------------
4        |   SOURCE OF FUNDS*
         |
         |   PF and OO
--------------------------------------------------------------------------------
5        |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         |   TO ITEMS 2(d) OR 2(e)
         |                                                             |_|
--------------------------------------------------------------------------------
6        |   CITIZENSHIP OR PLACE OF ORGANIZATION
         |
         |   United States of America
--------------------------------------------------------------------------------
                           |   7    |          SOLE VOTING POWER
                           |        |
                           |        |            39,953,370 (1)
  NUMBER OF SHARES         |--------|-------------------------------------------
  BENEFICIALLY             |   8    |          SHARED VOTING POWER
  OWNED BY EACH            |        |
  REPORTING PERSON         |        |                 0
  WITH                     |--------|-------------------------------------------
                           |   9    |          SOLE DISPOSITIVE POWER
                           |        |
                           |        |        39,953,370 (1) (2) *
                           |--------|-------------------------------------------
                           |   10   |          SHARED DISPOSITIVE POWER
                           |        |
                           |        |                 0
--------------------------------------------------------------------------------
11       |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         |        39,953,370 (2) *
--------------------------------------------------------------------------------
12       |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         |   SHARES
         |                                                           |X|
--------------------------------------------------------------------------------
13       |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         |
         |        70.9%
--------------------------------------------------------------------------------
14       |    TYPE OF REPORTING PERSON*
         |
         |        IN
--------------------------------------------------------------------------------
             *SEE "ITEM 5 -- INTEREST IN SECURITIES OF THE COMPANY."

-----------------------
(1) The Reporting Person disclaims beneficial ownership of 11,000 shares of common stock of Windswept Environmental Group, Inc. owned by his wife.
(2) Includes options to purchase 24,306,273 shares of Common Stock held by the Reporting Person.

         This amendment No. 2 (this "Amendment") amends the Schedule 13D filed on November 9, 1999 (the "Schedule 13D"), as amended by Amendment No. 1 filed on April 26, 2004 (date of event: November 16, 2001), on behalf of Michael O'Reilly (the "Reporting Person"), relating to the common stock, par value $.0001 per share (the "Common Stock") of Windswept Environmental Group, Inc. (the "Company").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following paragraph at the beginning of such item:

            In connection with the transactions described in Item 4 hereof (the answer to which is incorporated herein by reference), the Reporting Person purchased from Windswept Acquisition Corporation, a wholly owned subsidiary of Spotless Plastics (USA), Inc. ("Spotless") 15,469,964 shares of Common Stock in consideration for the Reporting Person issuing to Spotless a non-recourse ten-year balloon promissory note in the principal amount of $120,500, bearing interest at LIBOR plus 1%.

            In addition, the Company granted to the Reporting Person an option, exercisable at $0.09 per share, to purchase 15,469,964 shares of Common Stock in order to incentivize the Reporting Person to continue his employment with the Company and in consideration for the Reporting Person's agreement to enter into the transactions as more fully detailed in Item 4 below. The option is fully vested and exercisable and expires on June 29, 2015.

ITEM 4.   PURPOSE OF TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following paragraph at the beginning of such item:

         On June 30, 2005, the Company sold to Laurus Master Fund, Ltd. ("Laurus") a secured convertible note in the principal amount of $5,000,000. The Company also granted to Laurus (a) a twenty-year option to purchase 30,395,179 shares of common stock at a purchase price of $0.0001 per share (the "Laurus Option") and (b) a seven-year Common Stock purchase warrant to purchase 13,750,000 shares of Common Stock at an exercise price of $0.10 per share. In addition, the Company granted ten-year options exercisable at $0.09 per share to its Series A Preferred Stockholders, to purchase an aggregate of 500,000 shares of its common stock in consideration for their agreement to (1) postpone the mandatory redemption of their Series A Preferred Stock from February 2007 until the earlier of (i) six months after the repayment of the Laurus Note or (ii) June 30, 2010; and (2) defer receipt of dividend payments on the Series A Preferred Stock due on and after June 30, 2005. In connection with these transactions, Spotless surrendered 45,865,143 shares to the Company for cancellation. Following these transactions, the Company cancelled these 45,865,143 shares reducing its number of issued and outstanding shares to 32,071,215.

         Concurrently, the Reporting Person entered into a Stock Purchase Agreement with Windswept Acquisition Corporation pursuant to which the Reporting Person purchased 15,469,964 shares of Common Stock. In addition, the Company granted an option exercisable at $0.09 per share to the Reporting Person to purchase 15,469,964 shares of Common Stock in connection with the Reporting Person's (a) issuance of a personal guarantee to Laurus for $3,250,000 of the $5,000,000 principal amount of a note issued by the Company to Laurus, (b) agreement to a new employment agreement and (c) agreement to personally guarantee the Company's bonding obligations in a form reasonably acceptable to a bonding underwriter to facilitate the Company's procurement of surety and performance bonding support, each of which was a condition precedent to the consummation of a transaction by and between the Company and Laurus. On June 30, 2005, the Reporting Person entered into an Employment Agreement with the Company (the "Employment Agreement"). The Employment Agreement is for a term of five years, calls for a base salary of $285,000 per year and a bonus equal to 2.5% of the Company's pre-tax income (as defined therein).

         The Reporting Person also entered into a Forebearance and Deferral Agreement by and among the Reporting Person, the holders of the shares of the Company's Series A Preferred Stock, Messrs. Kevin Phillips and Gary Molnar, the Company and Laurus, whereby the Reporting Person and the Series A Preferred Stockholders have agreed to propose and vote in favor of an amendment to the Company's Certificate of Incorporation to sufficiently increase the number of authorized shares at the Company's next annual shareholders meeting to be held by December 2005 in order to ensure that the Company has a sufficient number of authorized and unissued and unreserved shares of Common Stock issuable to issue all shares of Common Stock to Laurus. In connection with this transaction, the Reporting Person may be deemed to be a part of a "group" under Rule 13d-5(b)(1) of the Securities Exchange Act. The Reporting Person does not have any dispositive or voting power with respect to the shares of Common Stock owned by other beneficial owners, including the Series A Preferred Stockholders, and disclaims any beneficial ownership therein.

         In connection with these transactions, agreements between each of the Company and Spotless and the Reporting Person pursuant to which he had the right to sell to the Company, and in certain circumstances to Spotless, all shares of the common stock of the Company held by him upon the occurrence of certain events, were terminated.

         As part of the transactions, the Reporting Person executed a lock-up agreement (the "Lock-Up Agreement"), whereby he agreed that he will not (nor will he cause any immediate family member of (i) the Reporting Person or (ii) the Reporting Person's spouse, living in the Reporting Person's household to), without the prior written consent of Laurus (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open

"put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock, or securities exchangeable or exercisable for or convertible into shares of Common Stock currently or hereafter owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the undersigned (or such spouse or family member), or publicly announce an intention to do any of the foregoing, until the earlier of (a) the repayment in full by the Company of the secured convertible promissory note issued to Laurus and dated as of the date hereof in the principal amount of $5,000,000 or such lesser amount as may be due thereunder or (b) June 30, 2010.

         All of the securities were issued in private offerings pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended.

         The Reporting Person, in his capacity as a holder of shares and rights to acquire shares of Common Stock, intends to vote his shares of Common Stock, as a holder of Common Stock and not in his capacity as an officer or director of the Company, as he deems appropriate from time to time, subject to the Forbearance and Deferral Agreement . Although the Reporting Person has no contract or agreement to purchase or sell shares of Common Stock from or to any person, he may purchase shares from time to time, and may sell shares from time to time, subject to the Lock-Up Agreement, in open market transactions, privately negotiated transactions or transactions with affiliates of the Company on prices and terms as he shall determine, other than as described above. Whether the Reporting Person purchases or sells shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, financial condition of the business, business prospects, availability and need for funds, applicable contractual restrictions such as the Lock-Up Agreement, and the evaluation of alternative interests. The Reporting Person intends to review continuously such factors with respect to his ownership of shares of Common Stock.

         In determining from time to time whether to sell or distribute his shares of Common Stock (and in what amounts) or to retain such shares, the Reporting Person will take into consideration such factors as he deems relevant, including the business and prospects of the Company, anticipated future developments concerning the Company, existing and anticipated market conditions from time to time, other opportunities available to the Reporting Person and the need from time to time for liquidity. The Reporting Person reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions (which may be with the Company or with third parties) or otherwise, to dispose of all or a portion of his holdings of securities of the Company or to change his intention with respect to any or all of the matters referred to in this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety to read as follows:

         (a)      Aggregate number of shares of Common Stock beneficially owned:
                  39,953,570(1)(2);  Percentage: 70.9% (1) (2)

         (b)      1. Sole power to vote or to direct vote: 39,953,570 (1) (2)
                  2. Shared power to vote or to direct vote: N/A
                  3. Sole power to dispose or to direct the
                     disposition: 39,953,570(1)(2)
                  4. Shared power to dispose or to direct the
                     disposition: N/A

         (c) There have been no purchases or sales of the Company's stock by the Reporting Person within the last sixty days, except as described in Item 4 above and that:

                  1. On May 24, 2005, the Reporting Person was granted an option by the Company to purchase 2,000,000 shares of Common Stock, exercisable at a per share price of $0.01. The option is fully vested and exercisable and expires on May 23, 2010.

                  2. On May 24, 2005, the Reporting Person was granted an option by the Company to purchase 250,000 shares of Common Stock, exercisable at a per share price of $0.1875. The option is fully vested and exercisable and expires on May 23, 2010.

         (d) Except as set forth in this Schedule 13D, no person may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

         (e) Not applicable.

------------------------
(1) The Reporting Person disclaims beneficial ownership of 11,000 shares of common stock of the Company owned by his wife.
(2) The Reporting Person holds options to purchase 24,306,273 shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         Except as described under Items 3, 4 and 5, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between this shareholder and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1.1 Stock Purchase Agreement, dated June 30, 2005 (the "Closing Date"), by and among the Company, the Reporting Person and Windswept Acquisition Corporation.

     1.2 Option to purchase 15,464,964 shares of common stock dated the Closing Date, granted by the Company to Michael O'Reilly. (Incorporated by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

     1.3 Forebearance and Deferral Agreement, dated the Closing Date, by and among the Company, the Reporting Person, the Series A Preferred Stockholders and Laurus Master Fund, Ltd. (Incorporated by reference to Exhibit 10.9 of the Company's Current Report on Form 8-K (Date of
           Report: June 30, 2005) filed with the SEC on July 7, 2005).

     1.4 Bonding Support Letter from Michael O'Reilly to the Company and Laurus. (Incorporated by reference to Exhibit 10.11 of the Company's Current Report on Form 8-K (Date of Report: June 30,
           2005) filed with the SEC on July 7, 2005).

     1.5 Employment Agreement, dated the Closing Date, between the Company and Michael O'Reilly. (Incorporated by reference to Exhibit 10.15 of the Company's Current Report on Form 8-K (Date of Report: June 30, 2005) filed with the SEC on July 7, 2005).

     1.6 Lock-Up Agreement, dated the Closing Date, executed by the Reporting Person.

     1.7 Termination Agreement, dated the Closing Date, between Spotless and the Reporting Person.

     1.8 Guaranty Agreement, dated the Closing Date, issued for the benefit of Laurus by the Reporting Person.

     1.9 Non-recourse Promissory Note, dated the Closing Date, issued by the Reporting Person to Spotless.

     1.10 Option to Purchase 2,000,000 Shares of Common Stock dated May 24, 2005, granted by the Company to Michael O'Reilly.

     1.11 Option to purchase 250,000 Shares of Common Stock dated May 24, 2005, granted by the Company to Michael O'Reilly.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 11, 2005


                                                     /s/ Michael O'Reilly
                                                 -------------------------------
                                                     Michael O'Reilly